December 17, 2009

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549-3561

Attn:	H. Christopher Owings
Catherine T. Brown

	Re:	Active Power, Inc.
Registration Statement on Form S-3
Filed November 24, 2009
File No. 333-163301

Ladies and Gentlemen:

On behalf of Active Power, Inc. (“Active Power” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 11, 2009 (the “Comment Letter”), relating to the Company’s Registration Statement on Form S-3 (the “Form S-3”) filed with the Commission on November 24, 2009 (File No. 333-163301).

We are currently filing via EDGAR an Amendment No. 1 to Form S-3 (the “Form S-3/A”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and a marked copy of the Form S-3/A (as compared to the Form S-3).

For your convenience, we have repeated the Staff’s comments below in italicized, bold face type before each of our responses. The numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. References to “we,” “our” or “us” mean the Company or its advisors, as the context indicates.

Prospectus cover page

1.	Please advise us of the basis upon which you believe you are eligible to use Form S-3. If you believe that Form S-3 is available in reliance on General Instruction I.B.6., please comply with Instruction 7 to the General Instruction.

The Company hereby confirms that it is relying on General Instruction I.B.6. with respect to its eligibility to use Form S-3. In response to the Staff’s comment, the Company has revised the outside front cover of the prospectus in the Form S-3/A to comply with Instruction 7 to General Instruction I.B.6.

U.S. Securities and Exchange Commission

December 17, 2009

Opinion of Wilson Sonsini Goodrich & Rosati

2.	Please have counsel clarify in the first paragraph of the opinion that Wilson Sonsini Goodrich & Rosati Professional Corporation has acted as counsel to the company.

In response to the Staff’s comment, we have clarified in the first paragraph of our opinion filed as Exhibit 5.1 to the Form S-3/A that Wilson Sonsini Goodrich & Rosati, Professional Corporation, has acted as counsel to the Company.

* * * * * * * * * *

The Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the Form S-3, as amended by the Form S-3/A, effective, it does not foreclose the Commission from taking any action with respect to the filing; and

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Form S-3, as amended by the Form S-3/A, effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any follow-up questions, please call me at (512) 338-5412.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Derek L. Willis, Esq.
Derek L. Willis, Esq.

Enclosures

cc:	John K. Penver, Chief Financial Officer, Active Power, Inc.